Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

February 14, 2005

BY HAND AND BY EDGAR

Ms. Sara W. Dunton

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0305

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Wright Express Corporation
Registration Statement on Form S-1 (File No. 333-120679)

Dear Ms. Dunton:

On behalf of Wright Express Corporation, a Delaware corporation (the “Company”), enclosed are copies of Amendment No. 5 (“Amendment No. 5”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 3 (“Amendment No. 3”) to the Registration Statement filed on February 1, 2005. Amendment No. 4 to the Registration Statement (“Amendment No. 4”) was filed on February 10, 2005 solely for the purpose of filing certain exhibits to the Registration Statement and did not modify any provision of the prospectus constituting Part I of the Registration Statement or Items 13, 14, 15 or 17 of Part II of the Registration Statement. Accordingly, the Company has not provided a copy of Amendment No. 5 marked to show changes from Amendment No. 4.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of February 11, 2005 (the “Comment Letter”). Amendment No. 5 also reflects other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, we have restated and numbered each of the Comments to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in Amendment No. 5.

Wright	Express Corporation Form S-1
February	14, 2005
Page	2

Relationship with Cendant, page 5

1.	We note from disclosure here, and elsewhere throughout the document, that the non-cash portion of the special dividend to Cendant will be $25.1 million. However, Note (9) to the unaudited pro forma combined financial statements on page 36 states that the non-cash portion of the special dividend will be $42.7 million. Please clarify this apparent discrepancy.

The Company informs the Staff that because the non-cash portion of the special dividend includes the cancellation of the entire balance of a net receivable owed to the Company by Cendant, the amount will be different as of different dates. This disclosure appears in several places, including on page 6 and in Note 9 to the unaudited pro forma combined financial statements (“Note 9”). Throughout the preliminary prospectus included in Amendment No. 5, the Company has provided an estimate of the amount of the non-cash portion of the special dividend as of the date of its declaration, which will occur prior to the completion of the offering. Because the unaudited pro forma combined financial statements are presented as of December 31, 2004, the $42.7 million reflected in Note 9 reflects the cancellation of the net receivable balance as of such date. The $25.1 million on page 6 reflects the cancellation of the balance of the net receivable as of the date Amendment No. 3 was filed with the Commission. The Company believes that the language in Note 9 clarifies this discrepancy. The first sentence states, in pertinent part, “which is the amount the special dividend would have been as of December 31, 2004.” Moreover, the Company has disclosed in Note 9 and elsewhere in the preliminary prospectus included in Amendment No. 5 that the actual amount of the special dividend may be different than the estimated amount because of changes to the balance of the net receivable over time, as well as variations in the amount of excess cash on hand.

Use of proceeds, page 26

2.	We note from the liquidity sources section of the summary on page 4 that you will use $50 million of the revolving credit facility to fund a portion of the special dividend, and $33.8 million of the revolving credit facility to support letters of credit. We suggest you include this more specific information here, to give the reader a better understanding of how much of the proceeds may go to repaying borrowings under your new revolving credit facility.

The Company has revised the disclosure on page 26 in response to the Staff’s Comment to reflect the $50 million of anticipated borrowings under the new revolving credit facility to fund a portion of the special dividend. The Company has not added disclosure on page 26 with respect to the letters of credit since these will remain in force and will not be affected by the Company’s receipt or use of proceeds from the exercise of the underwriters’ option to purchase additional shares of common stock.

Wright	Express Corporation Form S-1
February	14, 2005
Page	3

3.	Furthermore, to the extent you expect to use net proceeds to repay borrowings under your new revolving credit facility, please also revise to comply with Item 504, Instruction no. 4 of Regulation S-K.

The Company has revised the disclosure on page 26 in response to the Staff’s Comment.

Capitalization, page 27

4.	We note your response to comment 3 that you do not believe that the business purpose for the special dividend needs to be separately disclosed in the “Capitalization” section or in the notes to the pro forma financial statements. We also note that you have revised your disclosure in several other sections of the filing to state that the purpose of the dividend is to benefit Cendant in connection with its disposition of its entire ownership interest in them and that the purpose is not aligned with the interests of the stockholders following the offering. We continue to believe that you should include a disclosure as to the purpose of the dividend in the “capitalization” section as well as the notes to the pro forma financial statements. Please revise these sections of your filing to indicate that the purpose of the dividend is to benefit Cendant in connection with its disposition of its interest in the company.

The Company has revised the disclosure on page 27 and in Note 9 to the unaudited pro forma combined financial statements on page 36 in response to the Staff’s Comment.

Unaudited pro forma combined balance sheet, page 33

5.	Please clarify in the notes to the pro forma balance sheet why stockholders’ equity will only decline by $226,119 if the company expects to pay a special dividend to Cendant of $312.7 million as indicated in footnote (9).

The Company has revised the disclosure in Note (10) to the unaudited pro forma combined financial statements on pages 36 and 37 in response to the Staff’s Comment.

6.	Please revise footnote (8) to disclose the maximum impact on your earnings per share in the event that all of the Cendant stock options and restricted stock units discussed in footnote (8) are converted into the company’s stock options and restricted stock units. Also, consider providing a sensitivity analysis which discusses the impact in the event that only a portion of the Cendant stock options and restricted stock units are converted into the company’s stock options and restricted stock units.

The Company has revised the disclosure in Note 8 to the unaudited pro forma combined financial statements on pages 35 and 36 in response to the Staff’s

Wright	Express Corporation Form S-1
February	14, 2005
Page	4

Comment to clarify that the Company has assumed all Cendant equity awards will be converted to Company awards. The Company does not believe a sensitivity analysis would be meaningful because the Company expects that substantially all Cendant awards will be converted into Company awards.

Notes to Unaudited Pro forma Combined Financial Statements, page 34

7.	We note your response to comment 6 and acknowledge our phone conversation on January 31, 2005 regarding the appropriateness of your adjustments to the pro forma statements of operations. However, we believe that the description of the pro forma adjustment for additional employees, as written in note (1) on page 34, does not explain why management believes the adjustment is factually supportable. Please revise this disclosure to include the information communicated to us on the phone as well as included in your response to our prior comment, such as the written job descriptions, approved salaries and active interviewing through a recruiting firm for the newly established positions.

The Company has revised the disclosure in Note 1 to the unaudited pro forma combined financial statements on page 34 in response to the Staff’s Comment.

8.	We note that your response to comment 8 includes the amount of financing fees, the period of amortization and the basis points used to determine the amount. Please revise your disclosure to include the method of amortization for the financing fees.

The Company has revised the disclosure in Note 5 to the unaudited pro forma combined financial statements on page 35 in response to the Staff’s Comment.

2005 Equity and incentive plan, page 84

9.	We note the discussion in the second paragraph on page 85 regarding the amount of compensation expense that the Company plans to recognize in connection the issuance of restricted stock units relating to 313,000 shares of common stock in connection with the offering of $1.6 million. We also note the discussion in the third paragraph on page 85 regarding the aggregate compensation expense of approximately $5.4 million which the Company expects to recognize during 2005 in connection with the exchange of Cendant restricted stock options and units for the Company’s restricted stock units and options. Please revise MD&A to discuss the restricted stock units and options that the Company plans to issue in connection with the planned public offering, and to disclose the amount of expense that the Company expects to recognize during 2005 as a result of issuing these restricted stock units and options.

The Company has revised the disclosure on pages 40 and 41 in response to the Staff’s Comment.

Wright	Express Corporation Form S-1
February	14, 2005
Page	5

10.	Also, please explain why the amount of expected 2005 expense, discussed on page 85, of $1.6 million exceeds the amount reflected in pro forma adjustment (1) on page 34 and in footnote (1) on page 49 of $.8 million. If the $1.6 million relates to the 313,000 shares being issued in connection with the offering, as it appears on page 85, we do not understand why that amount is not included in the pro forma statements. We may have further comment upon receipt of your response.

The Company has revised the disclosure in Note (1) to the unaudited pro forma combined financial statements on page 34 and on page 40 in response to the Staff’s Comment.

Employment agreements

11.	We note the disclosure added on page 89 regarding the employment agreement is with certain executive officers that will become effective subject to and upon completion of the offering. Please confirm to us and clarify in footnote (1) on page 34, that adjustment (1) to your pro forma statement of income on page 32 includes the effect of these revised employment agreements.

The Company informs the Staff that the new employment agreements referred to on pages 91 and 92 primarily relate to changes in severance provisions, which are not applicable to the unaudited pro forma combined financial statements. The Company has clarified the disclosure in Note (1) to the unaudited pro forma combined financial statements on page 34 to indicate that it has included a pro forma adjustment of $0.6 million to reflect salary increases for certain existing members of management associated with the increased responsibilities of managing a public company.

Note 18. Subsequent Event, page F-30

12.	We note your response to comment 13 and the revised note to the financial statements which includes disclosure of the various transactions that will occur concurrent with or immediately following the public offering. However, we do not believe that the detail included in Note 18 is sufficient. Note 18 should be revised to include certain additional disclosures regarding the terms of the various transactions. For example:

•	Disclose the restrictions on the Company’s ability to pay dividends imposed by the new credit facility.

•	Quantify the dividend requirements associated with the Series A non-voting convertible preferred stock.

Wright	Express Corporation Form S-1
February	14, 2005
Page	6

The Company has revised the disclosure in Note 18 on page F-30 in response to the Staff’s Comment.

13.	We note the disclosure in Note 18 indicating that the Company paid a dividend of $25,090 to PHH, a wholly owned subsidiary of Cendant on January 25, 2005. Please revise the pro forma balance sheets included on pages F-3 and 33 of the registration statement to give effect to this dividend payment in accordance with the guidance outlined in SAB Topic 1:B:3. The notes to the Company’s pro forma financial information and its audited financial statements will also need to be revised to explain the treatment used in the pro forma balance sheets with respect to this dividend payment.

The Company has revised the disclosure in Note 18 on page F-30 and in Note (9) to the unaudited pro forma combined financial statements on page 36 in response to the Staff’s Comment.

******

If you have any questions regarding the foregoing or the Registration Statement, please contact Gregory Fernicola at (212) 735-2918 or Joshua Goldstein at (212) 735-3462.

Very truly yours,

SKADDEN, ARPS, SLATE, MEAGHER &

FLOM LLP

On behalf of the Company

Attachments

cc:	Johanna Vega Losert Claire Lamoureux Linda Cvykel Eric J. Bock Hilary A. Rapkin Vincent J. Pisano